UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2020

Azul Announces Deferral of 59 Embraer Aircraft Deliveries

São Paulo, May 13, 2020 – Azul S.A. “Azul” (B3: AZUL4, NYSE: AZUL) announces today that it reached an agreement with Embraer to defer 59 E2s deliveries, expected to take place between 2020 and 2023, to 2024 and beyond. These aircraft have a list price of R$24.5 billion.

Azul has acted very swiftly in adapting its business to the COVID-19 crisis. It adjusted its capacity to the new demand environment by reducing it by 90% in the month of April compared to 2019. It also made headcount and salary changes which allowed the Company to reduce payroll costs by over 50% compared to the similar period last year.

“Azul entered this crisis as one of the most profitable airlines in the world. The impact of the pandemic on the Brazilian and global economy has been unprecedented, and the timing of the recovery still remains uncertain. With the contribution of all of our stakeholders, we believe we will be able to come out of this crisis as an even stronger company. The agreement reached with Embraer to defer aircraft deliveries to 2024 is one important component of our comprehensive plan that allows us to create the liquidity runway for this crisis. With this support, we are able to ensure that we have the liquidity and the resources required to optimize the airline for the future,” said John Rodgerson, Azul’s CEO.

The Company continues to work with its partners on its fleet optimization plan and will keep the market informed of further developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 13, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer